Time Warner Inc.
                             One Time Warner Center
                            New York, New York 10019
                                 (212) 484-8000


                                                                   April 1, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Time Warner Inc. (formerly named AOL Time Warner Inc.) Application for Withdrawal of Registration Statement on Form S-3 (Reg. No. 333-103100)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Time Warner Inc. (the "Company") hereby applies for the withdrawal of its Registration Statement No. 333-103100 on Form S-3 with all exhibits thereto (collectively, the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 11, 2003, in connection with the resale of shares of the Company's common stock originally intended to be issued on March 31, 2003. The Commission has not declared the Registration Statement effective and no securities have been sold pursuant to the Registration Statement. The Registration Statement is being withdrawn because the Company no longer has contractual obligations to have the Registration Statement filed or pursue its effectiveness.

The Company respectfully requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

Please contact Brenda C. Karickhoff, Esq. at (212) 484-6576 if you have any questions regarding this request for withdrawal.

Sincerely,

Time Warner Inc.


By:      /s/ Wayne H. Pace
         -----------------------------------
Name:    Wayne H. Pace
Title:   Executive Vice President and
         Chief Financial Officer